Filed by Hewitt Associates, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended and
deemed filed under Rule 14a-12 of the
Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.
Commission File No.0-30035

HEWITT ASSOCIATES
Leader Briefing Q&A

June 16, 2004
8:15 a.m. CDT

        During this call, we will be discussing forward-looking information. When we talk about future results or events, there are a number of factors that could cause actual results or events to be materially different from what we expect. These factors are listed at the end of our press release this morning, as well as in our SEC filings. Except as provided by federal securities laws, we are not required to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

        We intend to file a registration statement including a proxy statement and prospective in connection with our proposed combination with Exult. YOU ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Our press release of today has instructions for obtaining copies of them, as well as our prior SEC filings and other information.

Dale Gifford	Joining us for the Q&A portion of the call are John Ryan, Esther Laspisa, and Caryn Rowe. I have a few starter questions, but we do want to try to answer some of your specific questions as well. Unfortunately, we cannot take questions live over the phone because of the size of the call; but we can take your questions via Sametime. We'll try to answer as many of your questions as we can in the allotted time. I'll read each question and determine who among those of us here in the room is the appropriate person to respond.

I'm going to start with a couple of questions that we have already heard raised and that we know will be of interest to people. One question: "Can you say more about whether this is an acquisition or a merger; and does the Exult name go away?" I'll respond maybe to the first part of that, and then let Bryan kick in on the Exult name.

This is technically an acquisition by way of merger. The two entities will be combined into one, and the combined entity will do business under the Hewitt Associates name, bringing together the best of each organization into what we think will be (and are committed to having) a powerful new offer for our clients.
Bryan Doyle
As far as the ongoing life of the Exult name, we're still going to work through that with their existing clients. The Exult name, the Exult delivery model is very important, and there could be aspects of that that remain longer-term versus operating under one organizational name; and we'll just work through that as we start to integrate clients and find out what's more important to them.

D. Gifford
Another question that some of you may have is, "Is this just one more indication that we're becoming an outsourcing company? What is our commitment to consulting?" I think, three or four comments there. One is that not only a key—I think the key—differentiator that we have in our business, relative to virtually all of our competitors, is that we have strong capabilities, a strong preeminent position in both outsourcing and consulting, and are able to bring those together to do things for our clients that are more impactful than anybody else can do in our marketplace.

Exult is actually very excited about the ability to bring our consulting services into their client situation, and we'd see a strong opportunity as we bring on new clients in every part of the business, including in outsourcing here, to be able to have that benefit our consulting businesses. Although there are still details to be worked out (even in the TXU announcement that we made two or three weeks ago)...while it's certainly being led from an outsourcing point of view, there are lots of consulting opportunities within the retirement area, within the healthcare area, within TOC, that come about as part of that.

The very nature of our consulting client work and relationships helps to provide access to—and credible relationships with—some of the most senior leaders and decision-makers in our client organization. So we're very committed to being an outsourcing and a consulting organization, bringing these together in a way that is more powerful than anybody else can provide.
B. Doyle
Dale, maybe I'd just add on to that a little bit. TXU is an example, along with some of the Exult large outsourcing arrangements, where total HR services—bundled HR services—are what the client is looking for. And, TXU is a great example where both the outsourcing and consulting were part of the service offering that TXU was looking for. So it's both an opportunity (from both an outsourcing and a consulting perspective) and a threat, if we don't have the complete comprehensive services. We've seen in other situations where our benefits outsourcing work and some of our consulting work has gone away because we weren't the overall HR service provider for the organization.
D. Gifford
We have a question from Atlanta: "Will the $150 million stock buyback authorization include a repurchase from former owners to replace the secondary?" In the press release, we announced that there is approval from the board for a repurchase over the next 12 months of up to $150 million worth of Hewitt's Class A, Class B and Class C common shares. So we would anticipate that some of that share repurchase would be inclusive of repurchasing something of the B and C shareholders from former owners.

We don't know the exact mechanics of that, the exact timing of that. All of that will be worked out, but we do understand very strongly the interest in some greater diversification and flexibility or alternatives; and ultimately, didn't feel that we should delay or avoid making what we thought was a great long-term value creation decision based on that timing. I think we're all interested in doing what we can to grow the business, strengthen the business, serve clients even more effectively, become more of a winner in the marketplace for the creation of long-term value, not just for shareholders, but for clients and for associates. But clearly, this does impact the timing (of the secondary), and we'll be looking aggressively at how we can best create and implement some diversification and liquidity alternatives, including share repurchase as part of that.

There's a question from Cleveland that I'm going to throw in Bryan's direction: "How will this impact our relationship with Cap Gemini, as it was announced under the TXU relationship?"
B. Doyle
We expect overall that this will be a positive reaction from Capgemini. Capgemini wanted to partner with a leading HR provider because they don't plan to provide these capabilities and these services, and so overall, we think Capgemini will see this as a strengthening and a broadening of our business capabilities, and will view this as a positive.
D. Gifford
A question from Orlando: "What happens post-merger to Exult's current relationship with TP?" I think I could comment on a couple of levels. One is, any relationship that isn't client-specific, we think this would probably have a significant impact, as you might anticipate. But for individual client situations, just like as we're taking over the work with TXU, we wouldn't expect immediate disruption in relationships.

We want to be very sensitive to what works best for the client, but we certainly have now on a combined basis a much broader range of capabilities, and we have opportunities to really show the power of integration, of being able to bring together all of our consulting and all of our outsourcing capabilities together to deliver great value to our clients, as well as great value to us as an organization.
A question from Paris: "What are Exult's capabilities in Europe, and what is the foreseeable impact of the merger in Europe?"
B. Doyle
Exult does have capabilities in Europe; in particular, in the U.K., where they have some HR outsourcing capabilities and operations and a couple of large centers. In Continental Europe, they have less capabilities. They are serving, doing some work in particular in the HR-led Finance & Accounting area; but we will be looking, as we're developing our long-term HR BPO strategy in Europe, to fill out those capabilities for Continental Europe.
D. Gifford
A question from Atlanta, and I think we'll let Esther join in a bit on this one, too: "What exactly is the difference between workforce management and HR/BPO? And who will our biggest BPO competitor be after the merger?"
E. Laspisa
Thanks, Dale. I think there's some differentiation between approaches and I'll call the solution set. So to date, in Workforce Management, we've looked to quickly transform the client to our systems and processes, while Exult currently would take a client's existing processes and begin to improve those. From a solution set standpoint, we are building out a base capability for HR MS, lead management and other areas, and Exult brings complementary services around recruiting, learning development, and relocation.
As far as the largest competitors, that would probably continue to be ACS and IBM, who are moving pretty aggressively in the HR BPO space.

D. Gifford	Let me just comment a little bit more on the overall competitive environment for the broader HR outsourcing (HR BPO / Workforce Management, whatever term or combination of terms you'd want to use here). This is an area that has been very fluid, rapidly evolving. A lot of players either (are) in the business or indicating an interest in being in the business.

One thing that has been fairly unique about both Exult and Hewitt Associates, albeit in somewhat different ways, is that we both come at this very much from an HR perspective. We have this strong belief that actually knowing a lot about human resources, in addition to the transactional and administration experience, is really important; that it's not just about transactions, and that we have an opportunity to streamline, to reengineer, to transform processes. So, even though our business models have been coming from a clearly different direction, we have an ability to bring those together and have it be under the broader HR umbrella, which we think ultimately will be very compelling to many client organizations.
B. Doyle
I just wanted to add, because I know there's probably some confusion about the four lines of business: From an external and a client perspective, we really want to talk about our HR services that we'll be providing. The four lines of business is just how we will manage things initially, so that there's less disruption from both organizations' perspective, and we do expect that things will integrate over time. But again, from a client perspective, we do want to talk about our HR services, not how we're organized internally to manage people and client teams.
D. Gifford
There's a question that I'm actually only going to give a partial or maybe some would view a non-answer to, but: "How will this impact stock price?" What we need to focus on and what we have been very focused on here is: What will help the business to succeed? What will add value to clients? What will help us to win more in the marketplace? And we believe that this will create very strong value to clients, greater flexibility; and more comprehensive offers will help us to compete even more effectively; will help, because of the value it creates to clients, will help us to win more and create additional growth that is of benefit to our associates, to our clients, as well as to our stockholders over time.

So I always view, in looking at the stock price, it's something that's a bit interesting, but this isn't being done for what the impact will be on the stock price in one day or one week or one month, or even one year. This is a very long-term focus on what we think is creating the right value for the business on a going-forward basis.
B. Doyle
Somewhat related, and we see some parallels... In the early nineties, we made a significant investment in our benefits outsourcing business that paid off in the later nineties and certainly into today, and we do see some parallels. There's a large market opportunity, and we're trying to capture that market, and view that this combination will help us do that. So again, we're taking a long-term focus.
D. Gifford
I've got another question here that I'm actually going to toss to Mike Lee, a question from Atlanta: "How are we reaching out to clients to let them know about this development?" Clearly, we've got a multi-part plan to be going off in various directories in communicating with clients, communicating with employees of Exult, communicating with our investors and industry analysts. So, Mike, can you comment a little bit about the client rollout of communications?

M. Lee
Thanks, Dale. We've got a thorough plan mapped out that's already begun. First of all, we're reaching out to members of our client advisory panel. They were notified early this morning, and we have a meeting with them next week where we'll be discussing this. MCs and CMs of those clients will be receiving copies of that this morning and will be coordinating the follow-up activity with them.

For existing Workforce Management clients, we have a communication matrix that's been put together, led by Caryn Rowe and others, and that will be shared with our client development team later this morning. There's also notification going out to BDCC members as well. Then, we have a rollout that we will be using in terms of e-mails ready for our clients that will be shared with our MCs and CMs later this morning. Also, that information will be going to MCs of clients managed out of the lines of business. So again, pretty broad spectrum.

There are two other audiences that we have targeted and have assigned specific accountabilities for. That would include our third-party evaluators that we work with on a regular basis, as well as industry analysts that we work with on a regular basis. In addition, there is a media and PR plan that will be going into effect today as well to support these efforts.

Prospects will also be covered, both existing Workforce Management prospects as well as those prospects that we are involved in broader outsourcing discussions with today; so again, Market Group Leaders will be taking the lead with the communication matrix and rollout, and we'll discuss this later this morning.
D. Gifford
There's a question from Lincolnshire that sort of piggy-backs on that a bit: "How are we approaching the companies that are shared Hewitt/Exult clients—BP, Bank of Montreal and others—and how does this announcement affect our day-to-day activities for these delivery teams?" I'll comment at a high level, and those of you who are involved on those teams, I'm sure there will be more specific discussions that are unique to the individual situation.

We're clearly aggressively going out to talk with and in many cases to meet with those clients, from both a Hewitt Associates perspective as we as an Exult perspective. Even with some of the discussions that have already started this morning, there's been some very positive reaction. The clients see that there is a significantly greater strength by the two organizations being together as opposed to being separate, in terms of the breadth of capability and the depth of resources, etc. I don't think we'd expect there to be significant changes in the day-to-day activities (particularly as we're going through a period before the actual closing of this deal) that would probably be around the end of the fiscal year. So it is important that we operate as independent organizations, but clearly, starting to lay out what the opportunities are for our clients, post our coming together.

There's another question from Lincolnshire: "How much of what we're hearing on this call can be shared with associates?" A couple of comments. One is, there will be lots of additional communication. There's a Source posting, and additional communication that we'll be rolling out to associates, as well as more information that will be coming out after this call to all of you on this call, including some specific Q&A that we think might be helpful to you.

We'd actually like you to be very helpful and very involved in communicating with others, and we'll have some suggestions as to how you might be able to do that. I think it's also accurate that not only the transcript for this call, but the Q&A will actually need to be part of some SEC filings, as part of the communication that's out there broadly. So this will be something that will be available to a very broad audience, in terms of what we're saying to this group here.

I'm getting questions pushed to me in lots of different directions here. A question about the due diligence process: "Can you please describe a bit more of the due diligence process that preceded the transaction, including maybe some particular aspect of how comfortable we are that the client reaction, particularly from Exult clients, is likely to be a positive reaction?"
B. Doyle
We went through a very extensive due diligence process in all aspects: client, technology, facilities, financials. With the clients, we did go through an extensive due diligence process, getting feedback, but through Exult management on the client. We needed to be sensitive before this announcement about what we could say or talk to with the clients. Exult client leaders have begun this morning to talk to the client, and the feedback overall has been very positive about this announcement.
D. Gifford
I'd underline the "very extensive" part of Bryan's comment. A lot of involvement over a fairly extended time period. There are a lot of things that have some complexity here, and we've gotten into all the levels of complexity; and maybe that fits a bit too with one other comment I might want to make, without specifically commenting on what's this likely to do from a near-term or medium-term stock price perspective.

I would say that it is—and we've been advised that, from our advisors—that it is fairly typical in a situation like this for the stock price of the acquiring organization to initially drop when a merger is announced. That's just a piece of input and perspective that we've heard in a lot of other situations, and I think some of that is accentuated, and probably in lots of situations, by the fact that these are complex, and it does take a while for people to understand and sort of assimilate what are the strategic rationales here.

There is some added complexity in terms of bringing together two complex organizations, which is part of the reason why our CRC consulting area has tended to be quite busy, and it's very important, the whole integration process here. And as Bryan had outlined, we've got a very dedicated team that is very focused on both planning for, before closing, and then implementing after closing, the integration aspects from a people point of view, from a technology point of view, from a client service point of view, to make sure that we can really deliver on what we see as the great opportunities that are here.

I do want to clarify, though, that, going back to the talking with clients and the opportunities that we each have individually out there in the marketplace now: we cannot sell as one company before we close this. That is something that is a general rule. I know that will be challenging for all of us who want to be able to talk and push on the integrated offer; but until there are the approvals, the shareholder and regulatory approvals, we are two separate organizations that have announced our commitment and our intent to come together.

A question from Orlando: "How are we approaching the integration in terms of shared service practices?" I'm not sure what the specific aspect of this is, but maybe Bryan or Caryn could comment a little on the due diligence process, and some of the thinking about shared practices.
B. Doyle
Shared service practices have been one of our client service quality and efficiency practices. Most of Hewitt's shared services at the HR outsourcing level tend to be benefits, and that's not an area that Exult has a lot. So we expect as we continue to expand their client base and our client base, that we will use our existing benefit shared services.

If the question is more at the corporate or company-wide level, there are some redundancies. We've built those into our cost synergies, in particular in some of the corporate areas—legal, investor relations, and some of the other finance. We'll be going through an integration process as the two organizations come together.
D. Gifford
I think it's probably always true that there is some extra overhead to run a separate company, but in the post-Sarbanes-Oxley world, there are lots of added complications and staffing requirements; and so there will be some efficiencies just bringing together two organizations and being able to operate with a single, albeit broader, management leadership team; single but broader financial function, etc. Only one board of directors, all of those sorts of things.

There's a question from Lincolnshire: "How much Hewitt talent will be integrated into the BPO line of business, and how much Exult talent will be integrated into workforce management, payroll and benefits?" I'll just comment at a high level here, since some of that will obviously be worked out over time.

We do want to operate very much as a one-firm firm, as a single organization treating firmwide talent as available to meet firmwide needs. That being said, we're not anxious to do a lot of reorganization and to do things that would be distracting, not only pre-merger (which we couldn't), but even near-term after merger. We want to be very focused on what we need to do, what we can do to be out there with clients, with prospects, and be serving existing clients well, so we're trying to minimize some of the organizational change that would be required early on, so that we don't get distracted by the internal kinds of things.

But we do think that this creates opportunities for everybody to be able to have a broader range of possibilities in terms of how they can contribute, how they can be involved here; and that would be true not only for Hewitt Associates, but also for Exult employees.
E. Laspisa
Maybe just to add a little bit from the integration team perspective: One of the key things we'll be looking at is at the talent. We think there's a lot of great strengths across both organizations, and we want to look at how we can organize that to really create the value of this combination. But as Dale said, we also will be looking to make sure we aren't disrupting existing client relationships and operations.
B. Doyle	And after we close, we will have a combined HRO leadership team with leaders from both organizations, so that we are making decisions on an integrated and combined basis.
D. Gifford
A question from Washington, D.C., that I'll maybe push in Bryan's direction: "Can you please describe the infrastructure"—I'm assuming that means the technology—"used by Exult for payroll, for benefits, etc.?" And maybe—this is my add-on—some of the opportunities created by that.
B. Doyle
Sure. Exult provides payroll services for eight of their larger clients, but what they've done is they've continued to use the payroll system, which has generally been one of the ERPs—PeopleSoft, Oracle, maybe homegrown systems—and operated those on behalf of the clients. What we see as an opportunity over time, working with the clients, is to use our payroll platform, which we acquired from Cyborg a year ago, because we think that will provide more of the one-to-many synergies that we've always seen in our benefits outsourcing business.
D. Gifford
A question from the Woodlands that I'm going to maybe take and genericize it a bit. It says: "Here in the Woodlands, there are many space issues/challenges. What do we see as the potential impact, given that Exult is just around the corner?" It's actually interesting and I think valuable to us, the fact that there are some opportunities here from a location perspective, in that their major location in Texas is in the Woodlands, not too far from our office in the Woodlands.

Their "corporate headquarters" today is in Irvine, California, literally I think just a couple of miles or so from our Newport Beach office. They've got a substantial operation in Charlotte; we've got a significant operation in terms of number of people and space in Charlotte. So there are a number of opportunities, taking into account lease terms and other sorts of things, to be able to integrate in some ways not too dissimilar from what we had with NTRC in Atlanta.

We wouldn't be looking to consolidate offices right away in every situation. We'll be looking at each of those individually in terms of some of the opportunities that are created, but I think those opportunities are greater because of the, in some ways, fortuitous aspects of how physically close a number of our offices are.

Another question from Lincolnshire: "What communication is taking place today with Exult employees, and what's your involvement, being Dale, Bryan and others?" There in fact are some communications that are going on right now, which is part of the reason that Jim Madden has stepped out of the room, to be involved in those conversations. Bryan and I sent out an e-mail this morning, I think it's already gone out, to all Exult employees, giving a little bit more background on us and talking about the reasons why we're excited about the opportunities that this creates.

There will be employee meetings in a number of the larger Exult locations over the course of the next day or two. I think the current plan would be that I think Dan and Jim Konieczny are both heavily involved, and Caryn Rowe, in a number of those. I think I'm going to be spending some more time, as is Dan DeCanniere, with various external investor groups. Bryan is going to be meeting with some industry analysts. We're going off in a number of different directions to hit those various audiences. I think Exult employees probably all have some familiarity with us, but we'd like to be able to help them understand more of who we are, what's important to us, where we're going, what our vision is, and how we're planning to get there, and how this opportunity to operate together plays into that.

It is now 9:30. So with that, I think we're going to close off the call this morning, and there will be additional communications coming as we mentioned, so that you'll be able to help us from a communication point of view with others.

I would like to maybe give a little more perspective on what you can expect after the meeting, and how you can help us. You will receive an e-mail shortly after the call that will include more details on the announcement, as well as a set of Q&As, both for your own knowledge and to help you answer associates' questions. Many parts of the business will be holding follow-on meetings, and I'd encourage you to attend those to keep building your knowledge.
For those of you outside North America, you have some different particular issues, and your leaders will address them in follow-on meetings.

So on behalf of both Hewitt and Exult leadership, I'd like to ask for your help in the coming weeks and months to do whatever it takes to help us make this merger very, very successful. That could include any of a number of actions:
First, to encourage associates to stay focused on serving our clients exceptionally well. That's critical.

Second, to make sure that you take the time to really understand the value that this merger can create for clients, associates and stockholders. So review the material that's available to you. Ask questions to build your own knowledge.

Third is to understand and to help associates understand that there are many regulatory limitations on what can and can't be communicated prior to closing, and that many of the questions they have will be related to the integration work in process that we'll update leaders and associates on as we're able to do so.
Fourthly, ensure that all public inquiries are directed either to Jennifer Rice in Investor Relations, or to Kelly Zitlow in Public Relations.

Fifth, it's best to ensure that all contact with existing clients is coordinated through the appropriate client manager or managing consultant, to ensure a consistency in message.

Last but not least, if you have questions, please ask your manager or submit them to the Vision 2005 mailbox, and we'll answer the most commonly-asked questions in upcoming communications on the Source.

I'd like to close by reminding all of you of our vision, which we could say in unison, I'm sure: To be the most influential advisor and the leading service provider in the people business. One of the most important reasons that our firm went public two years ago was to bring us ever closer to that vision, and public ownership, as expected, has increased our agility and offered new ways for us to grow, particularly in the HR outsourcing arena.

A combination like this with Exult would have been difficult or more likely even impossible as a private partnership, and now it's not only possible, it's happening. And, that move has positioned us as a leader in the people business, and a clear choice for clients who are demanding and expecting comprehensive and fully-integrated HR solution. So I and the group here are extremely optimistic about our future, and hope that you share our confidence and excitement about what we have achieved and where we're headed. So we'd like to thank you for joining us, and have a great day.

Forward-Looking Information

        This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt's and Exult's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt's and Exult's results to differ materially from those described in the forward-looking statements can be found in Exult's 2003 Annual Report on Form 10-K and Hewitt's Form S-3 filed with the Securities and Exchange Commission ("SEC") and available at the SEC's internet site (http://www.sec.gov).

Additional Information and Where to Find It

        Hewitt intends to file a registration statement containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC's internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations,121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

Interests of Participants

        Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt's executive officers and directors in Hewitt's definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult's executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.